UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2022

Commission File Number: 001-39487

Silence Therapeutics plc

(Exact Name of Registrant as Specified in Its Charter)

72 Hammersmith Road

London W14 8TH

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Filed as Exhibit 99.1 to this Report on Form 6-K is a press release of Silence Therapeutics plc, dated April 3, 2022.

EXHIBIT INDEX

Exhibit No.	Description
99.1

Press release, dated April 3, 2022, “Silence Therapeutics Announces Detailed Results from SLN360 Phase 1 Study in High Lipoprotein(a) Presented in Late Breaker at the American College of Cardiology (ACC.22) Annual Meeting”.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Silence Therapeutics plc

By:	/s/ Craig Tooman

	Name:	Craig Tooman
	Title:	President and Chief Executive Officer

Date: April 4, 2022